UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7):
Yes ☐    No ☒

PagBank PagSeguro

Earnings Release

2Q22

August 25, 2022

PagBank
VISA

PAGS

LISTED

NYSE

PAGS reports Second Quarter 2022 Results

All-time high Net Income | Non-GAAP1 of R$ 403 million
2Q22 Net Income | GAAP of R$ 367 million, +35% y/y
2Q22 Total Revenue and Income up, +65% y/y

São Paulo, August 25, 2022 – PagSeguro Digital Ltd. (“PAGS” or “we”) announced today its second quarter results for the period ended June 30, 2022. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information about certain of the metrics and indicators in this release, please consult the Glossary available at the end of this release.

2Q22 Highlights
1 All-time high quarterly Net Income | Non-GAAP for a Second Quarter period.

PagBank | Operational Key Performance Indicators (KPI)	2Q22		2Q21		Var. y/y	1Q22		Var. q/q
PagBank TPV | R$ Million	85,539		45,646		87%	72,076		19%
Credit Porfolio | R$ Million	2,290		1,116		105%	2,055		11%
Active Clients | # Million	15.1		11.2		35%	14.3		6%
ARPAC	R$	90	R$	84	7%	R$	89	1%

PagSeguro | Operational Key Performance Indicators (KPI)	2Q22		2Q21		Var. y/y	1Q22		Var. q/q
PagSeguro TPV | R$ Million	89,185		56,336		58%	80,132		11%
TPV per Merchant	R$	11,780	R$	7,564	56%	R$	10,432	13%
Gross Take Rate	4.04%		3.82%		22 bps	3.90%		14 bps
Net Take Rate	2.52%		2.26%		25 bps	2.36%		16 bps

Financial KPIs | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Total Revenue and Income	3,911	2,370	65%	3,427	14%
PagSeguro	3,606	2,153	68%	3,125	15%
PagBank	314	194	62%	305	3%
(-) Transactional Costs	(1,414)	(965)	47%	(1,303)	9%
(-) Financial Expenses	(756)	(134)	465%	(621)	22%
(-) Chargeback	(270)	(147)	84%	(250)	8%
(+) FX Expenses	9	36	-76%	13	-32%
(-) Other Financial Income	(45)	(35)	28%	(42)	8%
Gross Profit	1,434	1,125	28%	1,225	17%

(-) Opex	(603)	(496)	22%	(560)	8%
Adjusted EBITDA	831	629	32%	665	25%
PagSeguro	927	707	31%	769	21%
PagBank	(96)	(79)	22%	(104)	-8%
(-) POS Write-off	(93)	0	n.a	0	n.a
(-) D&A	(276)	(179)	55%	(244)	13%
(+/-) Other Income (Expense), Net	36	(1)	n.a.	28	28%
(-) Income Tax	(95)	(104)	-9%	(78)	22%
Net Income | Non-GAAP	403	345	17%	371	9%
(-) Non-GAAP Effects	(36)	(73)	-50%	(21)	74%
Net Income | GAAP	367	272	35%	350	5%

Operational Performance

PAGS

Total Payment Volume (TPV)	Net Take Rate
R$ Billion	% of PagSeguro TPV

+32 bps
2.43%
2.75%
2.75%
1.40%
-1.71%
2.53%
1.81%
-1.59%
2Q21
2Q22
Transaction Activities
Financial Income
Transaction Costs

PAGS TPV totaled R$174.7 billion, an increase of +71% vs. 2Q21 due to the growth of +58% in PagSeguro TPV and +87% in PagBank TPV, mainly driven by the maturation of merchant cohorts’ and market share gains in payments combined with deeper engagement with PagBank services.

PAGS Net Take Rate totaled 2.75% in 2Q22, an increase of +32 bps vs. 2Q21 and +15 bps vs. 1Q22. This increase reflects the ongoing repricing process, which is mainly applicable to our prepayment services. As a result, Financial Income yield increased +41 bps y/y. In addition, PagBank revenues continue to contribute to the sustainability of consolidated take rates.

]]
PagSeguro

PagSeguro TPV	Net Take Rate
R$ Billion	% of PagSeguro TPV

PagSeguro TPV totaled R$ 89.2 billion, an increase of +58% vs. 2Q21 mainly due to:

(i)larger share of wallet, driven by the migration from cash to electronic payments;
(ii)maturation of existing merchant cohorts, leading to higher recurrence and solid TPV growth;
(iii)market share gains, boosted by HUBs execution to also serve larger merchants rather than longtail.

As a result, PagSeguro TPV Market Share ended the second quarter of 2022 at 10.7% of the Brazilian TPV Payments Industry vs. 9.2% in 2Q21 (+150 bps y/y), showing the results of PAGS efforts and strategies to gain market share in the Brazilian Acquiring Industry in a profitable way.
PagSeguro Gross Take Rate totaled 4.04% and Net Take Rate totaled 2.52%. This increase is mainly related to:

(i)ongoing repricing strategy, to offset hikes in Brazilian Basic Interest Rate (SELIC); and
(ii)better TPV mix towards credit cards transactions.
Such increase was partially offset by TPV mix by merchant profile, given our moving upmarket strategy.

Active Merchants	PagSeguro TPV per Merchant
# Million	R$ Thousand

PagSeguro ended the quarter with 7.5 million Active Merchants, the highest Active Merchants base in the Brazilian Acquiring Industry, which was -1% lower as compared to 2Q21. Since the beginning of the year, PagSeguro has been more selective on gross adds to leverage PagBank, focusing on clients with better unit economics and higher activation by lowering POSs subsidies and increasing prices.

PagSeguro TPV per Merchant totaled R$ 11.8 thousand. This increase of +56% as compared to 2Q21 is mainly related to larger number of merchants added by HUBs and market share gains.

PagBank

PagBank TPV	Net Take Rate
R$ Billion	% of Monetizable TPV

PagBank TPV totaled R$ 85.5 billion, an increase of +87% vs. 2Q21. This growth is mainly related to deepening clients’ engagement with day-to-day banking (deposits, bill payments, mobile top-up, Pix), cards spending and credit underwriting. The number of Pix transactions through PagBank accounts represented 10% of total Pix transactions in Brazil, an increase of 3x when compared to the same period last year. It reflects deeper engagement of our clients as we have been rolling out new products and services and the increase in the penetration of electronics transactions instead of cash. On top of that, Monetizable TPV increased +31% vs. 2Q21.

PagBank Net Take Rate totaled 1.78% vs. 0.95% in 2Q21, reflecting the increase of Monetizable TPV and higher float revenues due to the increase of the Brazilian Basic Interest Rate (SELIC).

Credit Portfolio	Total Deposits
R$ Billion	R$ Billion

+104%
1.1
2.3
56%
41%
3%
40%
40%
20%
2Q21
2Q22
Working Capital
Credit Card
Others

PagBank Credit Portfolio reached R$ 2.3 billion in 2Q22, an increase of +104% vs. 2Q21. This increase reflects our diligent credit underwriting strategy in a challenging macroeconomic context with high interest rate and inflation, with most of the underwriting in the quarter driven by secured loans (>90% in July 2022) such as Payroll Loans and FGTS early prepayment, which reached 20% of share in the Credit Portfolio this quarter. In addition, in early July we launched our Secured Credit Card with limits backed by PagBank CD’s, which further advances our offering with another step in our credit underwriting, benefitting from the cross-selling opportunities while managing the related risks.

Total Deposits reached R$ 15.5 billion, an increase of +163% vs. 2Q21. This increase reflects our superior value proposition to our merchants, demonstrated by the 48% increase in checking accounts (following TPV growth trends), and to our consumers as a digital and complete bank, with more clients considering PagBank as their primary bank, positively impacting cash-in and increasing deposits.

R$ Billion	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Total Deposits	15.5	5.9	163%	11.2	39%
Checking Accounts	6.1	4.1	48%	5.5	11%
Merchant's Payment Account	0.8	0.7	16%	0.8	-4%
Account Balances	5.3	3.4	55%	4.6	14%
Savings Accounts	9.4	1.8	427%	5.7	65%
Certificate of Deposits	7.0	1.6	343%	4.4	58%
Interbank Deposits	2.2	0.0	n.a.	1.1	107%
Corporate Securities	0.2	0.2	12%	0.2	4%

PagBank Clients	PagBank Active Clients
# Million	# Million

PagBank ended the quarter with 24.8 million clients, an increase of +41% vs. 2Q21, and 15.1 million Active Clients, an increase of +35% vs. 2Q21. This increase is mainly related to higher penetration in consumers segment which represents 56% of PagBank clients vs. 45% in 2Q21. This increase also reflects PagBank releases new products and best-in-class user experience.

Financial Performance

Total Revenue and Income
R$ Million

+65%
+14%
2,370
3,427
3,911
65%
33%
1%
60%
39%
1%
58%
41%
1%
2Q21
1Q22
2Q22
Transaction Activies
Financial Income
Other Financial Income

Total Revenue and Income reached R$ 3,911 million in 2Q22, an increase of +65% from R$ 2,370 million reported in 2Q21, as described below:

(i)Transaction Activities and Other Services:
Revenues from Transaction Activities and Other Services in the 2Q22 amounted to R$ 2,256 million, an increase of +46% vs. 2Q21, due to:

PagSeguro TPV growth of +58% y/y, reaching R$ 89.2 billion in 2Q22;
Ongoing repricing while balancing client relationships;
PagBank Net Revenues growth of +62%, totaling R$ 314 million in 2Q22.

(ii)Financial Income:
Financial Income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$ 1,610 million, an increase of +105%, mainly due to:

Higher volume of credit transactions on PagSeguro TPV;
Higher duration of installments in the TPV mix vs. 2Q21.

(iii)Other Financial Income:
Other Financial Income reached R$ 45 million in 2Q22, an increase of +28% vs. 2Q21, due to:

Increase in interest on Cash and Cash Equivalents plus Financial Investments due to the higher Brazilian Basic Interest Rate (SELIC) as compared to 2Q21;

Deductions from other financial income amounted to R$ 28 million in 2Q22 vs. R$ 1 million in 2Q21. This increase is mainly due to new taxation legislation imposed by BCB Resolution nº 33 of 10/29/2020, which was implemented in January 2022 and changed prepayment to merchants through a fund revenue recognition to Financial Assets resulting in a tax of 4.65% vs. 0.00% charged previously. This effect will continue impacting PAGS’ results going forward.

Transaction Costs
R$ Million

Transaction Costs reached R$ 1,414 million in 2Q22, an increase of +47% from R$ 965 million reported in the 2Q21. As a percentage of the Total Revenues from Transaction Activities and Other Services, Transaction Costs increased +40 bps, to 62.7% in the 2Q22 from 62.3% in the 2Q21, due to:

Interchange Fees paid to Card Issuers in 2Q22, totaled R$ 1,144 million, an increase of +69% y/y, mainly driven by the increase in TPV and a higher share of credit card volumes;
Card Scheme Fees in 2Q22 totaled R$ 221 million, representing an increase of +45% y/y.

Financial Expenses

Financial Expenses	Bridge
R$ Million	R$ Million

+465%
756
77
545
134
2Q21
Interest Rate
TPV Mix and Growth
2Q22

Financial Expenses totaled R$ 756 million in 2Q22, up +465% vs. 2Q21. This increase is mainly explained by two factors (i) R$ 545 million because of the hike in the Brazilian Basic Interest Rate (SELIC); and (ii) R$ 77 million related to the higher volume of TPV and a higher credit card mix. These effects were partially offset by a lower cost of funding (APYs) through deposits growth, diversifying our funding structure.

Chargeback
R$ Million

Chargeback reached a total of R$ 270 million in 2Q22, up +84% vs. 2Q21. As a percentage of Total Revenues and Income, Chargeback expenses increased by +70 bps to 6.9% in 2Q22, up from 6.2% in 2Q21. This increase was mainly due to an increase in PagSeguro TPV higher exposure to credit cards and higher provisions in PagBank Credit operation.

Gross Profit
R$ Million

Gross Profit totaled R$ 1,434 million in 2Q22, up +28% from R$ 1,125 million presented in 2Q21. This increase is mainly related to volume gains, successes stemming from PAGS’ repricing strategy and operational leverage captured by PAGS.

Opex
Non-GAAP | R$ Million

Opex which includes Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$ 603 million, an increase of +22% compared to R$ 496 million in 2Q21. As a percentage of Total Revenue and Income, Opex represented 15% vs. 21% in 2Q21, showing PAGS ability to capture operational leverage.

When including non-GAAP expenses of R$ 51 million, GAAP Opex totaled R$ 654 million.

The increase is mainly related to:

Personnel Expenses reached R$ 241 million, up +69% vs. 2Q21. This amount excludes LTIP adjustment of R$ 51 million in 2Q22 and R$ 106 million in 2Q21. As a percentage of Total Revenues and Income, non-GAAP Personnel Expenses were 6.2% in 2Q22, +20 bps higher as compared to 6.0% reported in the 2Q21.

When including non-GAAP Expenses of R$ 51 million, GAAP Personal Expenses totaled R$ 291 million;

Marketing and Advertising totaled R$ 167 million in the 2Q22, down -21% from R$ 213 million presented in 2Q21. As a percentage of Total Revenues and Income, Marketing and Advertising expenses decreased by -470 bps to 4.3% in 2Q22, from 9.0% in 2Q21. This decrease was mainly due to the Company's decision of being more selective to attract new clients with better unit economics and LTV/CAC ratio;

Other Expenses reached R$ 195 million in the 2Q22, an increase of +38% from R$ 141 million reported in 2Q21. As a percentage of Total Revenues and Income, Other Expenses was 5.0% in 2Q22, a decrease of +100 bps when compared to 6.0% reported in 2Q21.

Non-GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Opex	(603)	(496)	22%	(560)	8%
Personnel Expenses	(241)	(143)	69%	(228)	6%
Marketing and Advertising	(167)	(213)	-21%	(172)	-3%
Other (Expenses) Income, Net	(195)	(141)	38%	(160)	21%

GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Opex	(654)	(604)	8%	(588)	11%
Personnel Expenses	(292)	(249)	17%	(255)	14%
Marketing and Advertising	(167)	(213)	-21%	(172)	-3%
Other (Expenses) Income, Net	(195)	(143)	37%	(160)	22%

POS Write-off
Non-GAAP | R$ Million
In September 2019, we changed our business model from selling POS devices to subscription to follow the industry’s best standards and to improve merchant’s user experience in terms of:
•POS delivery for new merchants; and
•POS maintenance and replacement for existing merchants.
At that time, we strategically prepared for the launch of more than 300 HUBs with a salesforce of 3,000 to have the best SLAs in the market, providing a superior value proposition to focus not only on pricing (POS, MDR and prepayment) itself.
Between 2020 and 2021, the COVID-19 pandemic changed merchants’ transaction profile into PAGS ecosystem, adding more complexity to understand merchants’ engagement and activity level. This quarter we have a better understand of merchants’ activity and we started to write-off POS devices. In 2Q22 this value amounted to R$ 93 million.

Depreciation and Amortization
Non-GAAP | R$ Million

Depreciation and Amortization reached R$ 276 million up +55%, from R$179 million in 2Q21. These amounts exclude M&A expenses related to the amortization of fair value assets acquired as well as expenses for external consulting, accounting, and legal services in the amount of R$ 4.6 million in 2Q22 and R$ 2.9 million in 2Q21.

Including Non-GAAP expenses mentioned above, Depreciation and Amortization totaled R$ 281 million in the quarter, up +55% when compared to the R$ 182 million reported in 2Q21.

Adjusted EBITDA
R$ Million

Adjusted EBITDA amounted to R$ 831 million in 2Q22, up +32% vs. 2Q21, reflecting the ongoing repricing strategy carried out by PAGS during the period and operating leverage gains on HUBs and PagBank operations.

Income Tax and Social Contribution Reconciliation
GAAP

R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Profit for the period before Taxes	443	338	31%	416	6%
Statutory Rate	34%	34%	n.a.	34%	n.a.
Expected Income Tax and Social Contribution	(151)	(115)	31%	(142)	6%
Income Tax and Social contribution effect on:
R&D and Tech Innovation Benefit | Law 11,196/05 (i)	59	39	54%	53	13%
Taxation of Income abroad (ii)	29	(0)	n.a.	25.68	11%
Other	(13)	11	-224%	(3)	299%
Income Tax and Social Contribution Expenses	(76)	(66)	15%	(67)	14%
Effective Tax Rate	17%	20%	-241 bps	16%	114 bps
Income Tax and Social Contribution – Current	1	(2)	-132%	(29)	-100%
Income Tax and Social Contribution – Deferred	(76)	(64)	19%	(38)	101%

(i) Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro group on specific intangible assets, see Note 13 in our 6-K related to Financial Statements.
(ii) Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Income Tax and Social Contribution amounted to an expense of R$ 76 million in 2Q22, representing an increase of +15%, from an expense of R$ 66 million presented in 2Q21. Our Effective Tax Rate decreased by -241 bps to 17.0% in 2Q22 from 20.0% in 2Q21. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Additionally, in 2Q22 we had another effect related to Taxation of Income abroad, some entities or investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, resulting in ETR lower by 6.5% for 2Q22.

Net Income GAAP	Non-GAAP
R$ Million	R$ Million

Net Income for the quarter amounted to R$ 403 million in non-GAAP basis, an increase of +17%, from R$ 345 million reported in 2Q21, reflecting PAGS repricing process during the period, operating leverage gains on HUBs and PagBank operations.

Including Non-GAAP expenses of R$ 36 million, Net Income in GAAP basis totaled R$ 367 million in the quarter, up +35% when compared to R$ 272 million reported in 2Q21, benefited by the items listed above and lower volume in share-based compensation.

Adjusted EBITDA and Non-GAAP Net Income Reconciliation

R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Net Income | GAAP	367	272	35%	350	5%
(+) Income Tax and Social Contribution	76	66	15%	67	14%
(+) LTIP Expenses	51	106	-52%	28	82%
(+) POS Write-off	93	0	n.a.	0	n.a.
(+) Depreciation and Amortization	281	182	55%	249	13%
(-) Other Financial Income	(45)	(35)	29%	(42)	8%
(+) M&A Expenses	0	2	n.a.	0	n.a.
(+) FX Expenses	9	36	-76%	13	-33%
Adjusted EBITDA | Non-GAAP	831	629	32%	665	25%

R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Net Income | GAAP	367	272	35%	350	5%
(+) LTIP Expenses	51	106	-52%	28	82%
(+) M&A Expenses	5	5	-6%	5	0%
(+) Income Tax and Social Contribution	(19)	(38)	-50%	(11)	71%
Net Income | Non-GAAP	403	345	14%	371	9%

Non-GAAP recurring total expenses excludes: (i) LTIP expenses in the total amount of R$ 50.6M (R$ 105.6M in the three months ended June 30, 2021), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total amount of LTIP expenses is allocated between Cost of services, Selling expenses and Administrative expenses; (ii) M&A expenses in the total amount of R$ 4.6M (4.8M in the three months ended June 30, 2021). We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.

Cash Flow Analysis

GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Earnings before Income Taxes	443	338	31%	416	6%
Expenses (Revenues) not affecting Cash	1,032	479	116%	756	36%
Net Cash provided by (used in) Operating Activities	231	418	-45%	287	-20%
Net Cash provided by (used in) Investing Activities	(509)	(480)	6%	(751)	-32%
Net Cash provided by (used in) Financing Activities	(13)	(3)	321%	152	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(291)	(65)	350%	(311)	-6%
Cash and Cash Equivalents at the beginning of the Period	1,483	1,260	18%	1,794	-17%
Cash and Cash Equivalents at the end of the Period	1,192	1,195	0%	1,483	-20%
Cash and Cash Equivalents at the beginning of 2Q22 amounted to R$ 1,483 million and ended the period amounted to R$ 1,192 million, representing a decrease of R$ 291 million. Earnings before Income Taxes in 2Q22 was R$ 443 million, +31% vs. 2Q21.
The Revenues, Income and Expenses which did not affect our cash flows, totaled a positive amount of R$ 1,032 million in 2Q22, this increase of 116% vs. 2Q21 is mainly explained by:

•Increase on Chargebacks, mainly related to PagSeguro TPV growth and provisions for PagBank Credit operation, both totaling R$ 271 million, an increase of +85% vs. 2Q21;

•Increase on Depreciation and Amortization amounted to R$ 281 million, an increase of +55% vs. 2Q21;

•Increase on Interest accrued of Financial Assets and Liabilities totaling R$ 336 million vs. R$ 30 million in 2Q21, mainly related to interest paid on PagBank deposits/ Company’s borrowings;

•Increase on Disposal of Property, Equipment and Intangible Assets mainly explained by the write-offs of POS devices totaling R$ 93 million during 2Q22.

Net Cash provided by (used in) | Operating Activities

GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Net Cash provided by (used in) Operating Activities	231	418	-45%	287	-20%
Earnings before Income Taxes	443	338	31%	416	6%
Expenses (Revenues) not affecting Cash	1,032	479	116%	756	36%
Changes in Operating Assets and Liabilities	(2,089)	(512)	308%	(1,523)	37%
Income Tax and Social Contribution paid	(40)	(29)	37%	(40)	-2%
Interest Income received	885	143	520%	678	31%

Net Cash provided in Operating Activities in 2Q22 totaled R$ 231 million, a decrease of -45% vs. 2Q21.

The adjustments for changes in Operating Assets and Liabilities in the 2Q22 amounted to negative cash flow of R$ 2,089 million, mainly due to:

•Accounts Receivable, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of Transaction Costs and Financial Expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts Receivable item of Current Assets and Non-current Assets on our Balance Sheet (R$ 31,536 million at June 30, 2022 compared to R$ 25,919 million at March 31, 2022) excluding Interest Income Received in cash and Chargebacks, which are presented separately in the statement of Cash Flows. Accounts Receivable represented negative cash flow of R$ 6,775 million in the three months ended June 30, 2022;

•Payables to Third Parties, which is presented net of Revenue from Transaction Activities and Financial Income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to Third Parties item of Current Liabilities on our Balance Sheet (R$ 14,360 million as at June 30, 2022 compared to R$ 13,180 million as at March 31, 2022). Payables to Third Parties represented a positive cash flow of R$ 989 million in the three months ended June 30, 2022;

•Receivables from (Payables to) related Parties consists of the difference between the opening and closing balances of the Payables to related Parties excluding Interest Paid, which are presented separately in the statement of Cash Flows. (R$ 270 million as at June 30, 2022 compared to R$ 283 million as at March 31, 2022). Receivables from (Payables to) related Parties represented negative cash flow of R$ 19 million in the three months ended June 30, 2022;

•Salaries and Social Charges consist of the amounts that were recorded on our Statement of Income, but which remained unpaid at the end of the period. This item represented positive cash flow of R$ 69 million in the three months ended June 30, 2022;

•Trade Payables item consists of the difference between the opening and closing balances of Trade Payables (R$ 507 million as at June 30, 2022 compared to R$ 558 million on March 31, 2022). Trade Payables represented a negative cash flow of R$ 52 million in the three months ended June 30, 2022;

•Taxes and Contributions item consists of Sales Taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$ 11 million in the three months ended on June 30, 2022;

•Financial Investments (Mandatory Guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a positive cash flow of R$ 49 million in the three months ended June 30, 2022;

•Taxes Recoverable item consists of withholding Taxes and Recoverable Taxes on Transaction Activities and Other Services and purchase of POS devices. This item represented positive cash flow of R$ 38 million in the three months ended June 30, 2022;

•Deposits item consists of issued Certificates of Deposit, excluding Interest Income Paid, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$ 3,580 million in the three months ended June 30, 2022;

•We paid Income Tax and Social Contribution in cash totaling R$ 40 million and recorded positive cash flow of R$ 885 million related to interest income received in cash in the three months ended June 30, 2022.

•Interest Income received consisted of interest recorded under Accounts Receivable (monthly), which related to fees charged from merchants, considering the Brazilian monthly Interest Rate over PAGS Accounts Receivable. Interest Income amounted to R$ 885 million, representing an increase of 520% vs. 2Q21 mainly explained by the hike in the Brazilian Basic Interest rate (SELIC) and acquiring TPV growth.

Net Cash provided by (used in) | Investing Activities

GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Net Cash provided by (used in) Investing Activities	(509)	(480)	6%	(751)	-32%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	0	n.a.
Purchases of Property and Equipment	(341)	(226)	51%	(440)	-22%
Purchases and Development of Intangible Assets	(234)	(176)	33%	(242)	-3%
Acquisition of Financial Investments	66	(38)	n.a.	(69)	n.a.
Redemption of Financial Investments	0	(40)	n.a.	0	n.a.

Net Cash used in Investing Activities in 2Q22, totaled R$ 509 million, representing a decrease of 6% vs. 2Q21, mainly due to:

•Purchases of Property and Equipment of R$ 341 million, an increase of +51% y/y, mainly related to POS device purchases.

•Purchases and Development of Intangible Assets of R$ 234 million, an increase of +33% y/y, which reflected purchases of third-party software, salaries and other amounts that we invested to develop software and technology internally, which we capitalize as intangible assets;

•Acquisition of Financial Investments, which negatively impacted cash flows in an amount of R$ 66 million.

Net Cash provided by (used in) | Financing Activities

GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Net Cash provided by (used in) Financing Activities	(13)	(3)	321%	152	n.a.
Payment of Borrowings	(7)	0	n.a.	0	n.a.
Proceeds from Borrowings	0	0	n.a.	250	n.a.
Payment of Leases	(6)	(3)	87%	(4)	34%
Acquisition of Treasury Shares	0	0	n.a.	(94)	n.a.
Capital Increase by non-controlling Shareholders	0	0	n.a.	0	n.a.

Net Cash used in Financing Activities in 2Q22, totaled R$ 13 million, this increase vs. R$ 3 million is related to payments of borrowings in the amount of R$ 7 million and payments of R$ 6 million in connection with leases.

Appendix
Balance Sheet

Balance Sheet | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Current Assets	33,955	20,627	65%	28,872	18%
Cash & Financial Investments	2,239	2,206	1%	2,615	-14%
Account Receivables	31,025	17,644	76%	25,529	22%
Others	692	777	-11%	728	-5%
Non-Current Assets	5,240	3,559	47%	4,936	6%
Account Receivables	512	53	862%	390	31%
PP&E & Intangible Assets	4,546	3,354	36%	4,365	4%
Others	183	151	21%	181	-1%
Current Liabilities	24,681	12,569	96%	20,926	18%
Payables to Third Parties	8,278	5,715	45%	7,712	7%
Checking Accounts	6,081	4,102	48%	5,468	11%
Savings Accounts	7,689	1,547	397%	5,146	49%
Borrowings	1,206	0	n.a.	1,110	9%
Others	1,426	1,205	18%	1,490	-4%
Non-Current Liabilities	3,326	1,608	107%	2,090	59%
Saving Accounts	1,735	243	616%	569	205%
Others	1,591	1,366	16%	1,521	5%
Equity	11,189	10,009	12%	10,791	4%

Cash Position | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Cash Position	8,642	8,296	4%	8,336	4%
Assets	33,775	19,903	70%	28,534	18%
Liabilities	(25,133)	(11,607)	117%	(20,198)	24%

Income Statement

Non-GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Total Revenues and Income	3,911	2,370	65%	3,427	14%
Net Revenue from Transaction Activities and Other Services	2,256	1,548	46%	2,055	10%
Financial Income	1,610	787	105%	1,331	21%
Other Financial Income	45	35	28%	42	8%
Total Costs and Expenses	(3,413)	(1,921)	78%	(2,978)	15%
Cost of Sales and Services	(1,896)	(1,287)	47%	(1,737)	9%
Selling Expenses	(499)	(364)	37%	(480)	4%
Administrative Expenses	(153)	(126)	22%	(135)	13%
Financial Expenses	(756)	(134)	465%	(621)	22%
Other Expenses, Net	(109)	(11)	892%	(4)	2326%
Income Tax and Social Contribution	(95)	(104)	-9%	(78)	22%
Current income tax and social contribution	1	(2)	n.a.	(27)	n.a
Deferred income tax and social contribution	(95)	(102)	-7%	(50)	88%
% Tax Rate	19%	23%	(4.1) p.p.	17%	1.7 p.p.
Net Income | Non-GAAP	403	345	17%	371	9%
Non-GAAP effects	(36)	(73)	-50%	(21)	71%
Net Income | GAAP	367	272	35%	350	5%

Basic and Diluted EPS

Earnings Per Share Reconciliation	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Net Income attributable to:
Owners of the Company | R$ Million	367	272	35%	350	5%
Non-controlling interests | R$ Million	—	0.1	—	—	—
Weighted average number of Outstanding Common Shares | # Million	332	330	1%	331	0%
Weighted average number of common shares diluted | # Million	333	330	1%	333	0%
Basic Earnings per common share | R$	1.1059	0.8242	34%	1.0569	5%
Diluted Earnings per common share | R$	1.1012	0.8234	34%	1.0504	5%

Cash Flow

GAAP | R$ Million	2Q22	2Q21	Var. y/y	1Q22	Var. q/q
Earnings before Income Taxes	443	338	31%	416	6%
Expenses (Revenues) not affecting Cash	1,032	479	116%	756	36%
Depreciation and Amortization	281	182	55%	249	13%
Chargebacks	270	147	84%	250	8%
Accrual of Provision for Contingencies	5	7	-36%	6	-23%
Reversal of Taxes and Contributions	0	0	n.a.	0	n.a.
Share based Long Term Incentive Plan (LTIP)	40	106	-62%	36	12%
Loss on Disposal (Property, Equipment, Intangible Assets)	103	8	1257%	2	4276%
Interest accrued	336	30	1004%	218	54%
Other Financial Cost, Net	(3)	(1)	204%	(5)	-35%
Changes in Operating Assets and Liabilities	(2,089)	(512)	308%	(1,523)	37%
Account Receivables	(6,775)	(2,119)	220%	(3,181)	113%
Financial Investments (Mandatory Guarantee)	48	41	18%	(258)	n.a.
Inventories	1	(20)	n.a.	0	425%
Taxes Recoverable	38	(160)	n.a.	51	-26%
Other Receivables	30	18	65%	(47)	n.a.
Deferred Revenue	(7)	3	n.a.	(16)	-57%
Other Payables	0	81	n.a.	(35)	-100%
Payables to Third Parties	989	1,048	-6%	(193)	n.a.
Trade Payables	(52)	39	n.a.	(22)	135%
Receivables from (Payables to) Related Parties	(19)	209	n.a.	(271)	-93%
Deposits	3,580	327	995%	2,525	42%
Salaries and Social Charges	68	16	318%	(77)	n.a.
Taxes and Contributions	11	12	-7%	3	265%
Provision for Contingencies	(2)	(8)	-76%	(4)	-52%
Income Tax and Social Contribution paid	(40)	(29)	37%	(40)	-2%
Interest Income received	885	143	520%	678	31%
Net Cash provided by (used in) Operating Activities	231	418	-45%	287	-20%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	0	n.a.
Purchases of Property and Equipment	(341)	(226)	51%	(440)	-22%
Purchases and Development of Intangible Assets	(234)	(176)	33%	(242)	-3%
Acquisition of Financial Investments	66	(38)	n.a.	(69)	n.a.
Redemption of Financial Investments	0	(40)	n.a.	0	n.a.
Net Cash provided by (used in) Investing Activities	(509)	(480)	6%	(751)	-32%
Payment of Borrowings	(7)	0	n.a.	0	n.a.
Proceeds from Borrowings	0	0	n.a.	250	n.a.
Payment of leases	(6)	(3)	87%	(4)	34%
Acquisition of Treasury Shares	0	0	n.a.	(94)	n.a.
Capital Increase by non-controlling Shareholders	0	0	n.a.	0	n.a.
Net Cash provided by (used in) Financing Activities	(13)	(3)	335%	152	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(291)	(65)	350%	(311)	-6%
Cash and Cash Equivalents at the beginning of the Period	1,483	1,260	18%	1,794	-17%
Cash and Cash Equivalents at the end of the Period	1,192	1,195	0%	1,483	-20%

Glossary

Active Merchants: At least one transaction in the last twelve months.
Adjusted EBITDA: GAAP Net Income + Income Tax and Social Contribution – Other Financial Income + POS Write-off + Depreciation and Amortization + FX Expenses + M&A Expenses + LTIP Expenses.
Please see the Supplemental Information for a reconciliation of this adjusted financial measure.
APR: Annual Percentage Rate.
APY: Annual Percentage Yield.
ARPAC: Sum of LTM revenues / Average of active clients over the last 5 quarters.
Gross Profit
•PagSeguro: (MDR Revenue + Prepayment Revenue) – (Transaction Costs + Card Scheme Fee + Financial Expenses + Chargeback).
•PagBank: (Net Interest Income + Revenue form Services) – Provision for Losses.
Gross Take Rate
•PagSeguro: (Net Revenue from Transaction Activities and Other Services + Financial Income) / PagSeguro TPV. Excluding revenues and costs originated by membership fees.
•PagBank: (Net Interest Income + Revenue form Services) / PagBank Monetizable TPV.
Net Interest Income: Interest Income – Cost of Funding + Float.
Net Take Rate
•PagSeguro: (Net Revenue from Transaction Activities and Other Services + Financial Income - Transaction Costs) / PagSeguro TPV. Excluding revenues and costs originated by membership fees.
•PagBank: (Net Interest Income + Revenue form Services - Transaction Costs) / PagBank Monetizable TPV.
PagBank Clients: Number of bank accounts registered at Brazilian Central Bank.
PagBank Active Clients: Active clients using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
PagBank Revenues: composed by Interest Income, Interchange from PagBank cards, transaction fees from day-to-day banking (bill payments, mobile-top ups, among others).
Recurrent Measures: Excluding one-time effects that may affect company’s results.
Total Payment Volume (TPV): PagSeguro TPV + PagBank TPV.
•PagSeguro: Includes PagSeguro’s TPV, which is the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals, not including PagBank TPV.
•PagBank: Includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to third-party, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, credit underwriting, Super App and GMV
TPV Per Merchant: PagSeguro TPV / Average Active Merchants of last two quarters.

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Non-recurring adjustments: This consists of one-time adjustments related to PagPhone sales, PagPhone inventory provisions and tax impairment. We exclude non-recurring adjustments from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.
Income tax and social contribution on LTIP expenses, M&A expenses and non-recurring adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Total Expenses to non-GAAP recurring Total Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP recurring Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP recurring Net Income,” “Reconciliation of Net Income to Adjusted EBITDA,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Earnings Webcast
PagSeguro Digital Ltd. (NYSE:PAGS) will host a conference call and earnings webcast on August 25, 2022, at 5:00 pm ET.

Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4090-1621 | +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 | +1 (844) 204-8942
Password: PagBank PagSeguro
Webcast: https://choruscall.com.br/pagseguro/2q22.htm

Contacts:
Investor Relations:
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer